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                               February 8, 2023

       Victor Hoo
       Chief Executive Officer
       VCI Global Limited
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed February 2,
2023
                                                            File No. 333-268109

       Dear Victor Hoo:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

       Amendment No. 3 to Registration Statement on Form F-1

       General

   1. We note your additional disclosure in response to comment 1. Please expand your risk factor regarding
potential stock price volatility to specifically address, among others, the following factors:
                                                            As a relatively
small-capitalization company with relatively small public float, you may experience
greater stock price volatility, extreme price run-ups, lower trading volume, and less
liquidity than large-capitalization companies;
                                                            Your shares may be
subject to rapid and substantial price volatility, low volumes of trades, and large
spreads in bid and ask prices;
 Victor Hoo
VCI Global Limited
February 8, 2023
Page 2
             If trading volumes are low, persons buying or selling in relatively small quantities may easily influence the prices of your shares;
             Low trade volume could cause the price of your shares to fluctuate greatly;
             Holders of your shares may not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low trade volume;
             A decline in the market price of your shares could adversely affect your ability to issue additional shares of common stock or of other securities and your ability to obtain additional financing in the future;
             Shareholders may be unable to readily sell their shares or may be unable to sell their shares at all if an active market does not develop.

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameVictor Hoo
                                                            Division of
Corporation Finance
Comapany NameVCI Global Limited
                                                            Office of Trade &
Services
February 8, 2023 Page 2
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName